Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Fiscal Year Ended
	October 31, 2009		October 25, 2008		October 27, 2007		October 28, 2006		October 29, 2005
Earnings (loss) from continuing operations before taxes	$(66,013)		$29,922		$144,915		$98,352		$55,198
Adjustments:
Add fixed charges	107,655		17,020		11,573		10,698		11,271
Less capitalized interest	(9,093)		(1,439)		—		—		—

Total fixed charges from continuing operations	98,562		15,581		11,573		10,698		11,271

Earnings before taxes and fixed charges, net of capitalized interest	$32,449		$45,503		$156,488		$109,050		$66,469

Fixed charges:
Interest expense	91,282		10,068		6,414		7,082		7,693
Capitalized interest	9,093		1,439		—		—		—
Interest component of rent expense	7,281		5,513		5,159		3,616		3,578

Total fixed charges from continuing operations	107,655		17,020		11,573		10,698		11,271

Ratio of earnings to fixed charges (1)	0.3	x	2.7	x	13.5	x	10.2	x	5.9	x
Coverage deficiency	$—		$—		$—		$—		$—

(1)	The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before taxes and fixed charges, net of capitalized interest, by total fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and capitalization and amortization of debt discount and issuance costs on all indebtedness and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.